Exhibit 99.E

RECENT DEVELOPMENTS

The Republic of Peru

Political Developments

On November 27, 2020, the Superintendency of Banking, Insurance and AFP (SBS) issued the Resolution No. 2979-2020, which set forth the regulatory framework for the operating procedure that allows pensioners of the private system to withdraw their funds in the amount of up to four Tax Units (“UIT”) (S/ 17,200) from their individual account, following the publication made in the Official Gazette “El Peruano” on November 18, 2020 of Law No. 31068 that authorizes extraordinary withdrawal of funds in the Private Pension System. The SBS resolution came into effect on December 9, 2020, allowing pensioners to submit their application until March 9, 2021.

On November 30, 2020, Congress approved Law No. 31084, Public Sector Budget Law for fiscal year 2021. The executive branch’s proposal contemplates a budget of S/ 183,029 million for year 2021, including 142 projects prioritized by Congress in consensus with the Ministry of Economy and Finance.

On December 3, 2020, Congress approved by 111 in favor, 7 against and 1 abstention the vote of confidence in favor of the Ministerial Cabinet chaired by Violeta Bermúdez.

As of this date, the cabinet is integrated as follows:

•	Violeta Bermúdez Valdivia as President of the Council of Ministers

•	Allan Wagner Tizón as Minister of Foreign Affairs

•	Nuria del Rocío Esparch Fernández as Minister of Defense

•	Waldo Mendoza Bellido as Minister of Economy and Finance

•	José Manuel Antonio Elice Navarro as Minister of the Interior

•	Eduardo Ernesto Vega Luna as Minister of Justice and Human Rights

•	Ricardo David Cuenca Pareja as Minister of Education

•	Óscar Raúl Ugarte Ubilluz as Minister of Health

•	Federico Bernardo Tenorio Calderón as Minister of Agrarian Development and Irrigation

•	Javier Eduardo Palacios Gallegos as Minister of Labor and Employment Promotion

•	José Luis Chicoma Lúcar as Minister of Production

•	Claudia Eugenia Cornejo Mohme as Minister of Foreign Trade and Tourism

•	Jaime Gálvez Delgado as Minister of Energy and Mines

•	Eduardo Martín González Chávez as Minister of Transport and Communications

•	Solangel Natali Fernández Huanqui as Minister of Housing, Construction and Sanitation

•	Silvia Rosario Loli Espinoza as Minister of Women and Vulnerable Populations

•	Gabriel Quijandría Acosta as Minister of the Environment

•	Alejandro Arturo Neyra Sánchez as Minister of Culture

•	Silvana Eugenia Vargas Winstanley as Minister of Development and Social Inclusion

On December 3, 2020, Congress approved Law No. 31083 that authorized active and inactive contributors of the public system to withdraw of funds from the accounts of the Oficina de Normalizacion Previsional – ONP in the amount of up to one UIT equivalent to S/ 4,300 for one time and on exceptional basis. The Executive branch filed before the Constitutional Court an action to declare the law approved by Congress unconstitutional. Pursuant to the procedure, the Constitutional Court notified the filing of the suit to Congress, which submitted its response on January 25, 2021 and on February 4, 2021, the Constitutional Court unanimously declared the unconstitutionality of Law No. 31083.

On December 11, 2020, Congress approved a bill that set forth provisions to eliminate discrimination in public sector employment, including the gradual elimination of the Administrative Contracting Services (contrato administrative de servicios, “CAS”) regime. CAS is a temporary modality of employment applicable only to the public sector, with reduced benefits in comparison to the general labor regime. CAS regime does not involve the payment of CTS (Compensation for Length of Services), and involves reduced legal bonuses and severance payment. The initiative obtained 113 votes in favor, 1 against and 7 abstentions. On January 14, 2021, the Executive observed the bill, claiming that this initiative violated the constitutional mandate that establishes that the legislative branch does not have public spending powers and violated the objective of the Civil Service Regime. On February 3, 2021, however, the Labor and Social Security Commission of Congress unanimously approved the bill that eliminated the CAS regime and it is expected to be debated in Congress in the coming days.

On December 17, 2020, the Constitutional Court unanimously declared unconstitutional Law No. 31039 that allowed the automatic promotion of health sector personnel, a law that had been approved by Congress in August 2020. This law authorized the automatic promotion process exceptional for one year of service and included health care professionals, technicians and assistants who worked through CAS contracts with the Ministry of Health (Minsa).

On December 19, by 94 votes in favor, 6 against and 15 abstentions, the Congress approved in a second vote amending Article 16 of the Political Constitution of Peru, so that the State annually invests in the education sector no less than 6% of the GDP. Law No. 31097 was published in the Official Gazette “El Peruano” on December 29, 2020. Although the Executive branch has declared its intention to file an unconstitutionality action, the Executive branch has not yet filed any action before the Constitutional Court in order to declare Law No. 31097 unconstitutional.

On November 25, 2020, Congress approved a bill that repealed Emergency Decree No. 014-2020, which regulated general provisions necessary for collective bargaining in the public sector. The Executive for its part observed the abovementioned bill, indicating that although there was the right to collective bargaining, the Constitutional Court had already established that this kind of regulation needed to comply with the balanced budget rules. However, on January 21, 2021 the Congress approved Law No. 31114, which was published in the Official Gazette “El Peruano” on January 22, 2021. On February 2, 2021, the Ministry of Economy and Finance issued a statement in this regard indicating that the repeal of Emergency Decree No. 014-2020 implies that collective bargaining in the Public Sector is not possible since there is no applicable regulatory framework on which to negotiate.

On December 30, 2020, Congress approved a bill that gave powers to the Central Bank to set caps on bank interest rates, which would imply a modification of Article 52 of the Organic Law of the Central Reserve Bank as it would grant this institution the power to set minimum and maximums rates every six months for the purpose of regulating the interest rate market. The bill adds that rates charged above the maximum will be considered usury, and classified as a crime, adding that the SBS will be in responsible for supervising the maximum rates, proceeding to sanction and report to the competent body the financial entities that exceed this limit. The Executive observed the law on February 2, 2021 stating that “The application of interest rate caps is an extreme form of state intervention that, in addition to violating the antitrust principle, affects the information transmission mechanisms and tends to eliminate market incentives.” On February 20, 2021, the Congressional Commission for the Protection of Consumers has scheduled this bill for debate in Congress.

In order to tackle and prevent tax evasion, on January 3, 2021, the Executive published the Annex of the Supreme Decree No. 430-2020-EF, which contains the regulatory norms to Legislative Decree No. 1434, under which banks will have to deliver to SUNAT the financial information of customers and companies that have S/ 10,000 or more in their accounts. On January 26, 2021, by Supreme Decree No. 009-2021-MEF, the amount of bank accounts whose information banks must report was set at 7 Tax Units, equivalent to S/ 30,800. On January 28, 2021, the South Lima Bar Association filed before the Constitutional Court a lawsuit to declare Law No. 1434 unconstitutional. The Constitutional Court is currently reviewing the admissibility of such lawsuit.

On January 7, 2021, Law No. 31112 was published in the Official Gazette “El Peruano” providing for control of mergers and business concentrations, which Congress had approved with 91 votes in favor, 11 against and 3 abstentions. However, this law is not yet in effect, and considering that its regulations and certain implementation rules have not been published yet, it will not become effective prior to March 1, 2021. As a result, on March 1, 2021, the earlier version of the Law (enacted by means of Emergency Decree No. 013-2019) will become effective until the regulations and implementation rules of Law No. 31112 are enacted. In contrast to a prior version of bill proposed by Congress, in the new law it is specified that in the case of business concentration operations that include companies in the financial sector that collect deposits from the public or insurance companies, which involved relevant and imminent risks, only SBS pre-merger control is required.

On January 26, 2021, the Special Multiparty Commission in Charge of Evaluating, Designing and Proposing the Bill for the Comprehensive Reform of the Peruvian Pension System approved the draft bill titled “Framework Law of the Universal Integrated Pension System.” The main aspect of this proposed bill is that it would create a “Universal Integrated Pension System” comprising the Public Pension System, the Private Pension System and the assistance programs “Pension 65” and “Contigo”. This new “Universal Integrated Pension System” would be funded by a non-

contributive universal pilar of public funds and a contributive mandatory pilar of the contributions of the affiliates. The bill has not yet been considered by the Congress. On February 3, 2021, the debate on the second vote of the constitutional reform bill of Article 40 of the Constitution that would enable double formal employment of medical personnel hired by the Government due to the health emergency caused by the coronavirus was held and the bill was approved by Congress on February 4, 2021. Law 31122 was published on the Official Gazette “El Peruano” on February 10, 2021.

On February 4, 2021, in a second vote the Congress passed a constitutional reform bill to amend the regulation of the parliamentary immunity established in Article 93 of the Constitution. The reform establishes that any indictment against a congressman for the commission of common crimes would be processed before the Supreme Court of Justice, instead of the Congress. The Executive branch formalized the constitutional reform that eliminated parliamentary immunity on February 6, 2021, when Law 31118 was published.

As of February 2021, the new composition of the Congress is as follows:

	Congressional Seats	%
Acción Popular	24	18
Frente Popular Agrícola FIA del Perú	15	12
Alianza para el Progreso	21	16
Frente Amplio	8	6
Podemos Perú	11	8
Unión por el Perú	9	7
Somos Perú	5	4
Fuerza Popular	15	12
Partido Morado	9	7
Descentralización Democrática	5	4
Nueva Constitución	5	4
Independents	3	2

Total	130	100

Source: Peruvian Congress

Election of the Constitutional Court

On December 8, 2020, the continuity of the Special Commission to elect the new members of the Constitutional Court had a series of setbacks as one of the major parliamentary groups Alianza por el Progreso (APP) had the intention to withdraw, joining other parties (Somos Peru and the Partido Morado) that previously withdrew.

On December 19, 2020, the president of the Special Commission in charge of the selection of magistrates of the Constitutional Court, Mr. Rolando Ruiz, indicated that the Permanent Commission will have to approve the change in the schedule of activities for the election of six new judges. During the discussions related to such election, the sitting members of the Constitutional Court will continue to serve until new members are appointed by the Congress and they take office.

Covid-19 Measures

Because of the emergence of new variants of the SARS-CoV-2 virus, the Government ordered the mandatory quarantine from January 4, 2021, for all Peruvians, foreigners, residing in Peru and foreign visitors, who enter the national territory by way of international transport, regardless of the country of origin, for a period of 14 calendar days. Likewise, the entry of non-resident foreigners who have been to Europe, South Africa and Brazil is suspended, and the temporary closure of land borders was ordered.

As of January 15, 2021, new measures began to take effect with the aim of containing the spread of the Covid-19 virus, given the spike in cases throughout the country, for which in each department of the country different measures have been adopted, mainly in economic activity and mobility restrictions, according to their level of health alert (moderate, high and very high). Likewise, since January 31, measures on the “extreme” level of health alert have been implemented, which provide for mandatory social immobilization.

In this context, the following additional measures have been adopted:

•

The exceptional granting of a complimentary monetary subsidy of S/600,00 to reduce the impact of the compulsory social isolation measures in the homes of the different departments of Peru. Likewise, the distribution of food kits to the most vulnerable population included in the framework of the “Operation Tayta” strategy was arranged.

•

The extension of the term to accept the COVID-19 Guarantee Program for the reprogramming of consumer, personal, mortgage loans for housing, vehicles, and micro and small business credits (MYPE) in order to maintain the soundness and solvency of the national financial system in favor of the protection of financial clients.

•

The extension of the dates for the declaration and payment, among other provisions of SUNAT, to facilitate compliance with tax obligations in departments with an extreme alert level and a very high alert level, for people and companies with lower incomes.

•

The use of the resources that reverted to the Fiscal Stabilization Fund and the Main Account of the Public Treasury within the framework of Emergency Decree No. 051-2020, in order to ensure the financing, during Fiscal Year 2021, of the spending needs intended to address the health emergency produced by COVID-19 and economic reactivation, among other expenses charged to the Contingency Reserve.

•	The modification of the operating rules of the Business Support Fund for medium and small companies (MYPEs) in the Tourism Sector (FAE-TURISMO), to facilitate working capital loans to MYPEs

•	The capitalization of 100% of the profits for the year 2020 obtained by the Municipal Savings and Credit Banks.

•

The creation of the Business Support Program for MYPEs (PAE-MYPE), in order to promote financing for working capital, through the granting of a National Government Guarantee to loan portfolios up to the amount of S/2 billion.

As of February 20, 2021, Peru has confirmed 1,283,309 COVID-19 cases, of which 1,183,238 have recovered and 45,097 were fatal.

Vaccination Plan

The implementation of the Vaccination Plan in Peru is key to accelerating the recovery of the economy, given that it reduces the likelihood of needing greater restrictive measures to contain the progression of COVID-19. The government has been negotiating for the acquisition of vaccines with around 20 different laboratories and so far, on the recommendation of the Multisectoral Commission, progress has been made with Pfizer, Covax, AstraZeneca and Sinopharm.

The government announced the signing of an agreement with the pharmaceutical company Sinopharm for the provision of 38 million doses against COVID-19, of which the first 300,000 arrived in Peru on February 7, 2021 and another 700,000 doses arrived on February 13, 2021. AstraZeneca is scheduled to deliver to Peru 14 million doses of the vaccine this year, that are to arrive in the second half of 2021. In addition, there is an agreement with the Covax Facility mechanism, for a total of 13.2 million doses, of which are to arrive in the first quarter of 2021. Likewise, an agreement was signed with Pfizer for the supply of 20 million doses of vaccines against COVID-19, of which 250,000 are scheduled to arrive in March and at least 300,000 more are scheduled to arrive in April 2021.

With the vaccines in the country, the implementation of the National Vaccination Plan against COVID-19 began, planning voluntary immunization in phases:

•

Phase I: to any person who provides services, regardless of the nature of their employment or contractual relationship, in the different fields of the health sector, to the President of the Republic, members of the National Police, Armed Forces, Red Cross, security personnel, Serenazgo, brigade members, firefighters, cleaning staff, health students and members of the electoral tables.

•	Phase II: to adults over 60, people with chronic diseases, members of indigenous or native communities, National Penitentiary Institute personnel, and incarcerated persons.

•	Phase III: to the population aged 18-59.

From February 9, 2021, when the Vaccination Plan began, to February 16, 2021, 108,650 people were vaccinated, which represents 76.8% of the goal of 141,367 people prioritized in Phase I.

Legal Proceedings

Set forth below are certain updates to the status of legal proceedings that were in Peru’s annual report on Form 18-K filed with the U.S. Securities and Exchange Commission on October 19, 2020 and on Form 18-K/A filed with the U.S. Securities and Exchange Commission on November 23, 2020.

•

On February 4, 2020, Odebrecht Latinvest S.à.r.l. filed a request for arbitration with ICSID, invoking the Peru-Belgian-Luxembourg Economic Union BIT. The Tribunal was constituted on October 28, 2020. On December 21, 2020, the Tribunal held the first session.

•

On March 16, 2020, Freeport-McMoran Inc. filed a request for arbitration with ICSID in relation to the Cerro Verde Mining Complex, invoking the Peru-US APC. Arbitrators designated by respondent and claimant have been appointed. The President of the tribunal has not been selected, yet.

•

On May 13, 2020, SMM Cerro Verde Nertherlands B.V filed a request for arbitration with ICSID in relation to the Cerro Verde Mining Complex, invoking the Peru-Netherlands BIT. The Tribunal has not been constituted.

•

On June 10, 2020, Desarrollo Vial de los Andes S.A.C. submitted a request for arbitration before ICSID, invoking the Concession Contract of Section 2 of IIRSA Centro: Ricardo Palma—La Oroya—Huancayo Bridge and La Oroya-Dv. Hill of Pasco. The Arbitration Tribunal was constituted on August 11, 2020. On January 5, 2021 the claimant filed a memorial on the merits.

•

On October 30, 2020, Lupaka Gold Corp. filed a request for arbitration with ICSID in relation to a mining project in the province of Huaura, invoking the Peru-Canada FTA. The Arbitration Tribunal has not been constituted.

•

On December 15, 2020, Worth Capital Holdings 27 LLC filed a request for arbitration with ICSID in relation to an energy project, invoking the Peru-USA Trade Promotion Agreement (TPA). The Arbitration Tribunal has not been constituted.

•

On January 4, 2021, Quanta Services Netherlands B.V. filed a request for arbitration with ICSID in relation to a telecommunication project invoking the Peru-Netherlands BIT. The Arbitration Tribunal has not been constituted.

•

On February 1, 2021, the company SK submitted a Notice of Intent on claims to be filed under the Peru-Korea Free Trade Agreement. Pursuant to the rules under that agreement, SK would be entitled to file an arbitration claim after 90 days from the presentation of its Notice of Intent.

•

On February 5, 2021, Telefonica filed a request for Arbitration against the Republic of Peru before ICSID, which was notified on February 8, 2021. The Request for Arbitration was filed pursuant to the Agreement for the Promotion and Reciprocal Protection of Investments between the Kingdom of Spain and the Republic of Peru, and has not yet been registered by ICSID, and the arbitration procedure has not been initiated to date.

The Economy

Gross Domestic Product and the Structure of the Economy

Since mid-March 2020, the government has adopted various measures aimed at containing the spread of the COVID-19 pandemic and preserving the health of the population. As a result of these measures that have included shutdowns of various sectors of the economy and weakening of global demand.

In the third quarter of 2020, economic activity partially reversed the significant drop (29.8%) observed in the previous quarter, due to economic reopening, expansion of credit to the private sector and recovery of business confidence indicators.

The Peruvian economy entered a gradual process of resuming activities since May 2020. Phase 3, decreed on the last day of June, gave an additional boost to the gradual recovery of the monthly GDP. This phase included the resumption of construction projects in general, reopening of stores with a 50 percent capacity limit, reopening of restaurants and services with a 40 percent capacity limit, and reopening of shoe repair and leather goods, furniture and home accessories; travel agency activities, tour operators and tour guides; accounting, auditing and business management consultancy services; among others.

Preliminary results indicate the Peruvian economy closed 2020 with an annual contraction of gross domestic product (“GDP”) by 11.1%, the highest rate of decline since 1989, in a year marked by a global health emergency that generated a 3.5% drop in world growth. In the nine months ended September 30, 2020, Peru’s GDP contracted by 14.5% compared to the comparable period in 2019. During this period, the 12.8% contraction in domestic demand was associated with the negative impact of the shutdown of non-essential activities and the uncertainty these measures generated on household spending and private investment. Meanwhile, exports decreased due to lower local production and external demand. The third quarter reflected a reversal of the decline in household spending and business investment due to the resumption of activities and less uncertainty related to the current crisis.

In particular, contraction in domestic production was due primarily to the effects of the declaration of the National State of Emergency through a Supreme Decree, which established mandatory social isolation and quarantine from March 16, 2020 due to the serious circumstances that affect the population resulting from the COVID-19 pandemic. Such decree implemented a series of restrictions designed to protect the population against the spread of the coronavirus by stemming the rate of infections. The restrictions imposed to face the pandemic resulted in a negative supply shock on economic activity, mainly in sectors considered non-essential, which resulted in lower production for the local market, as well as lower shipments of our products abroad. In May and June 2020, through a series of different Supreme Decrees, the gradual resumption of economic activity was approved within the framework of this State of Emergency. However, the measures implemented to face the pandemic negatively affected the labor market and domestic demand.

In the nine-month period ended September 30, 2020, private consumption decreased by 11.4%. The measures implemented by the government to contain the pandemic generated the paralysis of operations in most economic sectors, which brought with it a sharp decrease in purchases of goods and services, and a major deterioration in labor market indicators. The start of Phase 3 allowed the reopening of a large part of the economic activity. However, compliance with health protocols has led to slower sales dynamics than usual, particularly in non-primary sectors such as commerce and services.

In the year ended December 31, 2020, preliminary results indicate private investment decreased by 17.2% compared to an increase of 4.0% in 2019. Private consumption decreased 8.7% compared to an increase of 3.0% in 2019. In the nine-month period ended September 30, 2020, private investment decreased by 28.0% due to lower investment in the mining sector (26.7% contraction) and that from other sectors (28.0% contraction).

In the nine-month period ended September 30, 2020, public consumption grew by 0.5% in real terms, in the first quarter it grew by 6.5% compared to the fall in the second quarter of 8.8%, explained by the decrease in spending by the national government and local governments; in the third quarter public consumption grew 4.3%, explained by the increase on all levels of government consumption, especially local governments (30.2%).

In the year ended December 31, 2020, preliminary results indicate public investment decreased by 17.7% compared to a decrease of 1.4% in 2019. Public consumption increased 7.5% compared to an increase of 2.1% in 2019. In the nine-month period ended September 30, 2020, public investment decreased by 33.7% compared to the comparable period in 2019, explained by the decrease in investment at national and local levels of government. The investment of the national government contracted mainly due to the interruption of projects during the quarantine period, and to a lesser extent, due to projects that concluded or presented contractual problems before the declaration of the State of Emergency, less execution by the Ministry of Transport and Communications, and to a lesser extent by the Ministries of Housing, Construction and Sanitation, Education and Energy and Mines, as well as in universities. Investment spending by local governments was mainly reduced because the projects related to the Reconstruction with Changes plan did not reach the dynamism observed in the previous year. Public investment by regional governments had a lower contraction due to the restart of reconstruction projects in the north of the country.

The following tables set forth GDP by expenditure for the periods presented.

Gross Domestic Product by Expenditure

(in millions of U.S. dollars, at current prices)

	For the Nine Months Ended September 30,
	2019(1)	2020(1)
Government consumption	17,848	17,315
Private consumption	114,146	98,998

Total consumption	131,994	116,313

Gross investment:
Public sector	6,610	4,292
Private sector	30,777	21,951
Change in inventories	(1,153)	990

Total gross investment	36,234	26,243

Demand	131,994	116,313
Exports of goods and services	40,533	30,044
Imports of goods and services	38,580	29,889

Net (exports)	1,953	155

GDP	170,182	143,702

(1)	Preliminary data.

Source: Central Bank.

Gross Domestic Product by Expenditure

(in millions of Soles, at constant 2007 prices)

	For the Nine Months Ended September 30,
	2019(1)	2020(1)
Government consumption	41,221	41,435
Private consumption	265,064	234,898

Total consumption	306,284	276,333
Gross investment:
Public sector	14,930	9,898
Private sector	74,706	53,770
Change in inventories	(2,790)	2,613

Total gross investment	86,846	66,281

Demand	393,130	342,614
Exports of goods and services	109,951	82,899
Imports of goods and services	100,098	80,890

Net (exports)	9,853	2,009

GDP	402,983	344,623

(1)	Preliminary data.

Source: Central Bank.

Gross Domestic Product by Expenditure

(as a percentage of total GDP, at current prices)

	For the Nine Months Ended September 30,
	2019(1)	2020(1)
Government consumption	10.5	12.0
Private consumption	67.1	68.9

Total consumption	77.6	80.9
Gross investment:
Public sector	3.9	3.0
Private sector	18.1	15.3
Change in inventories	(0.7)	0.7

Total gross investment	21.3	19.0
Demand	98.9	99.9
Exports of goods and services	23.8	20.9
Imports of goods and services	22.7	20.8

Net (exports)	1.1	0.1

GDP	100.0	100.0

(1)	Preliminary data.

Source: Central Bank.

Gross Domestic Product by Expenditure

(percentage change of total GDP, at constant 2007 prices)

	For the Nine Months Ended September 30,
	2019(1)	2020(1)
Government consumption	1.8	0.5
Private consumption	3.0	(11.4)
Total consumption	2.8	(9.8)
Gross investment:
Public sector	1.4	(33.7)
Private sector	5.1	(28.0)
Change in inventories	(211.48)	(193.6)
Total gross investment	1.2	(23.7)
Demand	2.5	(12.8)
Exports of goods and services	0.6	(24.6)
Imports of goods and services	1.1	(19.2)
Net (exports)	(3.6)	(79.6)
GDP	2.3	(14.5)

(1)	Preliminary data.

Source: Central Bank.

The external saving was lower by 2.0 percentage points of GDP in the nine-month period ended September 30, 2020 compared to the comparable period in 2019, due to the fact that the reduction in gross domestic investment exceeded that registered by national saving. The contraction in public saving is explained by a reduction in activity and measures to counteract the impact of the crisis, while the decrease of investment is due to lower private investment and the lower execution of public works. The increase in private savings is explained by the greater contraction in consumption compared to decrease in income.

Investment and Savings

(as a percentage of current GDP)

	For the Nine Months Ended September 30,
	2019(1)	2020(1)
Domestic savings:
Public savings	4.6	(2.2)
Private savings	14.6	20.7

Total domestic savings	19.2	18.5
External savings	2.1	0.1

Total savings	21.3	18.6
Domestic investment	21.3	18.6

(1)	Preliminary data.

Source: Central Bank.

GDP per capita decreased 11.5%, in accordance with the decrease of total GDP. The following table shows GDP per capita for the nine months in the periods ended September 30, 2019 and 2020.

Per Capita GDP(1)(2)

(in U.S. dollars, at current prices)

	For the Nine Months Ended September 30,
	2019(1)	2020(1)
Per capita GDP	7,032	6,226

(1)	Without adjustment to reflect changes in purchasing power.
(2)	Preliminary data.

Source: Central Bank.

Principal Sectors of the Economy

The principal economic activities in Peru are mining and hydrocarbons, manufacturing, services (including wholesale and retail trade, transportation, and tourism), agriculture and livestock.

Gross Domestic Product by Sector

(in millions of Soles, at constant 2007 prices)

	For the Nine Months Ended September 30,
	2019(1)	2020(1)
Primary production:
Agriculture and livestock(2)	23,412	23,604
Fishing	1,532	1,398
Mining and hydrocarbons(3)	51,989	43,404

Total primary production	76,933	68,406
Secondary production:
Manufacturing	49,709	40,790
Construction	22,221	15,890
Electricity and water	7,626	7,002

Total secondary production	79,555	63,681
Services:
Wholesale and retail trade	43,636	34,638
Other services(4)	202,859	177,898

Total services	246,495	212,536

Total GDP	402,983	344,623

(1)	Preliminary data.
(2)	Includes forestry.
(3)	Includes non-metallic mining.

(4)	Includes lodging, telecommunications, services rendered to private enterprise, government services and defense, other services and taxes. Includes taxes on products and import duties.

Source: Central Bank.

The following tables set forth the distribution of GDP in the Peruvian economy, indicating the relative percentage contribution to GDP and growth rate of each economic sector for the periods shown, in each case compared to the corresponding prior period.

Gross Domestic Product by Sector

(as a percentage of GDP, at constant 2007 prices)

	For the Nine Months Ended September 30,
	2019(1)	2020(1)
Primary production:
Agriculture and livestock(2)	5.8	6.8
Fishing	0.4	0.4
Mining and hydrocarbons(3)	12.9	12.6

Total primary production	19.1	19.8
Secondary production:
Manufacturing	12.3	11.8
Construction	5.5	4.6
Electricity and water	1.9	2.0

Total secondary production	19.7	18.5
Services:
Wholesale and retail trade	10.8	10.1
Other services(4)	50.3	51.6
Total services	61.2	61.7

Total GDP	100.0	100.0

(1)	Preliminary data.
(2)	Includes forestry.
(3)	Includes non-metallic mining.
(4)	Includes lodging, telecommunications, services rendered to private enterprise, government services and defense, other services and taxes. Includes taxes on products and import duties.

Source: Central Bank.

Gross Domestic Product by Sector

(percentage change from previous period, at constant 2007 prices)

	For the Nine Months Ended September 30,
	2019(1)	2020(1)
Primary production:
Agriculture and livestock(2)	2.6	0.8
Fishing	(23.9)	(8.8)
Mining and hydrocarbons(3)	(0.8)	(16.5)
Total primary production	(0.4)	(11.1)
Secondary production:
Manufacturing	(1.5)	(17.9)
Construction	4.4	(28.5)
Electricity and water	4.5	(8.2)
Total secondary production	0.7	(20.0)
Services:
Wholesale and retail trade	2.8	(20.6)
Other services(4)	3.9	(12.3)
Total services	3.7	(13.8)
Total GDP	2.3	(14.5)

(1)	Preliminary data.
(2)	Includes forestry.

(3)	Includes non-metallic mining.
(4)	Includes lodging, telecommunications, services rendered to private enterprise, government services and defense, other services and taxes. Includes taxes on products and import duties.

Source: Central Bank.

Domestic production in the nine month period ended September 30, 2020 decreased by 14.5%, explained by the 28.5% contraction in the construction sector, 20.6% contraction in the commerce sector, 17.9% in manufacturing, 16.5% in mining and hydrocarbons, 12.3% in services (transportation and storage 28.6%, accommodation and restaurants 55.1%, services rendered to companies 23.2%), 8.2% in electricity, gas and water and 8.8% in fishing. On the other hand, the agricultural sector increased 0.8%, telecommunications and other information services 4.2%, and public administration and defense 4.1%.

Primary Production

In the nine months ended September 30, 2020, primary production contracted by 11.1% compared to the comparable period in 2019, due primarily to the 16.5% contraction in mining and hydrocarbons’ production and the 8.8% decrease in the fishing sector, partially offset by a 0.8% increase in agriculture production.

Agriculture and Livestock

In the nine-month period ended September 30, 2020, the agricultural sector showed growth of 0.8%, driven by the results obtained from agricultural activity increased by 1.7%, which was partially offset by livestock activity decreased by 0.7%. The agricultural subsector grew supported by the higher production of paddy rice, potato, tangerine, yucca, destined for the domestic market with a growth of 2.5%, higher production of coffee, asparagus, grapes, avocado, blueberry destined for agro-export with a growth of 4.1%, offset by the agro-industrial production that fell by 13.2%.

The livestock subsector decreased by 0.7%, mainly due to the lower production of poultry meat at 1.2% due to lower demand for chicken from restaurants because of social distancing due to the COVID-19 pandemic, offset by higher production of eggs (1.9%).

Fishing

The fishing sector in the nine-month period ended September 30, 2020, contracted by 8.8% compared to the comparable period in 2019 due to the lower landing of species of maritime origin of 10.6%; while continental fishing reported an increase of 14.5%. Sea fishing was affected by the 17.7% lower capture of species destined for direct human consumption. On the other hand, the fishing of continental origin increased by 14.5% compared to the comparable period in 2019, due to the greater capture of species for the preparation of frozen in 69.45%, due to the greater availability of trout.

Mining and Hydrocarbons

The mining and hydrocarbons sector in the nine-month period ended September 30, 2020 contracted by 16.5% compared to the comparable period in 2019.

Mining

The 17.6% contraction of metal mining activity mainly as a result of decreasing volumes of most component products, especially copper (17.0% contraction) and gold (35.4%) with a negative contribution of 12.0 percentage points to the accumulated result of the sector, followed by the decrease in production of silver (26.5% contraction), zinc (12.5% contraction), iron (19.0% contraction), lead (25.3% contraction) and tin (8.0% contraction), which resulted in an overall reduction in contribution to GDP of 3.6 percentage points, in each case, compared to the comparable period in 2019. These adverse results were partially offset by the 11.2% increase in accumulated molybdenum production with a contribution of 0.7 percentage points to the sector.

Hydrocarbons

The hydrocarbons subsector decreased by 10.6% in the nine-month period ended September 30, 2020 compared to the comparable period in 2019, due to the 17.9% reduction in crude oil production during the period, 14.4% decrease in natural gas production, and 3.5% lower production of liquefied natural gas with a negative contribution of 1.6 percentage points.

Secondary Production

Manufacturing

In the nine-month period ended September 30, 2020, manufacturing activity decreased 17.9% compared to the comparable period in 2019, primarily as a result of lower activity of the non-primary manufacturing subsector which contracted by 21.8% and the primary manufacturing subsector which contracted by 6.4%.

Primary manufacturing. The decrease in primary manufacturing during the period was due to the lower production of petroleum refining products which decreased by 39.2% and the processing and preservation of fish, crustaceans and mollusks which decreased by 6.1%, sugar processing which decreased by 5.4% and meat processing and preservation which decreased by 1.5% in each case, compared to the comparable period in 2019. However, the processing of precious metals and other non-ferrous metals grew by 5.5% during the period.

Non-primary manufacturing. The contraction of the non-primary manufacturing industry was explained by the lower production of intermediate goods by (contracted by 23.3%), consumer goods (contracted by 17.7%) and capital goods (contracted by 57.5%) during the nine-month period ended September 30, 2020 compared to the comparable period in 2019.

Construction

In the nine-month period ended September 30, 2020, the construction sector registered a contraction of 28.5%, as a result of a 25.0% decrease in cement internal consumption and a 44.2% reduction in investment in the physical progress of works, in each case, compared to the nine-month period ended September 30, 2019.

Electricity, Water and Gas

In the nine-month period ended September 30, 2020, the electricity, gas and water sector contracted by 8.2%, as a consequence of a 9.3% decrease in electricity generation and a 21.0% decrease in gas distribution, in each case, compared to the nine-month period ended September 30, 2019, while water production increased 2.0%.

Services

Wholesale and Retail Trade

In the nine-month period ended September 30, 2020, the commerce sector contracted by 20.6%, compared to the comparable period in 2019, explained by the lower levels of commercialization achieved in its three sub-sectors: wholesale trade (contracted by 19.0%), wholesale trade retail (contracted by 22.6%) and automotive trade (contracted by 28.2%), primarily as a result of the impact of the State of Emergency decreed in mid-March 2020.

Other Services

In the nine-month period ended September 30, 2020, the services sector contracted 12.3% compared to the comparable period in 2019.

The transport, storage, mail, and messaging sector in the nine-month period ended September 30, 2020 decreased 28.6%, compared to the comparable period in 2019, affected by lower activity in the transportation subsector (contracted by 32.5%) and the storage and messaging subsector (contracted by 17.9%).

In the nine-month period ended September 30, 2020, the accommodation and restaurants sector registered a decrease of 55.1%, affected by the 52.5% decrease in activity of the restaurants subsector and 72.4% decreased in the accommodation subsector, in each case compared to the nine-month period ended September 30, 2019.

In the nine-month period ended September 30, 2020, the telecommunications and other information services sector increased by 4.2%, due to the increase in the telecommunications subsector of 9.8% compared to the comparable period in 2019, while the other information services subsector contracted by 27.3%.

In the nine-month period ended September 30, 2020, the services provided to other companies decreased by 23.2%, compared to the comparable period in 2019, explained by decrease of its main components, within the framework of the State of Emergency.

In the nine-month period ended September 30, 2020, government services grew by 4.1%, having provided more resources to the various public sector agencies that are responsible for addressing the economic, health and safety issues that have resulted from the government’s response to the COVID-19 pandemic.

In the nine-month period ended September 30, 2020, tax revenue in real terms contracted by 18.1%, due primarily to a 17.7% lower collection of import duties and a 18.2% reduction in other taxes on products.

Concessions

No concessions were granted in the nine month period ended September 30, 2020.

Balance of Payments and Foreign Trade

Balance of Payments

The balance of payments accounts is used to record the value of the transactions carried out between a country’s residents and the rest of the world. The balance of payments is composed of:

•	the current account, which comprises:

•	net exports of goods and services;

•	net financial and investment income; and

•	net transfers; and

•	the capital account, which is the difference between financial capital inflows and financial capital outflows.

In the year ended December 31, 2020, the terms of trade increased by 8.2%, driven by the higher price of copper reached after the advance of the COVID-19 vaccine and the better prospects for global economic recovery. The current account of the balance of payments registered a surplus of 0.5% of GDP in 2020, contrary to a deficit of 1.5% the previous year, due to the impact of the contraction of local production on the profits of the foreign direct investment companies in the country, the effect of weak domestic demand on imports and the recovery of the terms of trade.

Total exports in real terms decreased by 20.0% in the year ended December 31, 2020, compared to an increase of 0.7% in the year ended December 31, 2019.

The following table provides information, based on period-end exchange rates, regarding Peru’s balance of payments for the periods presented.

Balance of Payments

(in millions of U.S. dollars, at current prices)

	For the Nine Months Ended September 30,
	2019(8)	2020(8)
Current account:
Trade balance:
Exports (FOB)(1)	34,975	28,049
Imports (FOB)(1)	(30,722)	(24,389)

Trade balance	4,253	3,659
Services, net	(2,146)	(2,871)
of which:
Net income from tourism(2)	792	74
Net income from transportation(3)	(1,108)	(1,187)
Financial and investment income, net(4)	(8,408)	(4,077)
Current transfers, net	2,797	3,124
of which:
Workers’ remittances	2,475	2,078

Current account balance	(3,504)	(163)
Capital account:
Foreign direct investment	4,653	1,301
Portfolio investment	(386)	(287)
Other medium and long-term capital(5)	4,527	6,152
of which:
Disbursements to the public sector	1,385	5,845

Other capital, including short-term capital	1,676	727

Capital account balance	10,470	7,893
Errors and omissions(6)	(20)	(4,379)

Balance of payments	6,946	3,351

Financing:
Change in gross Central Bank reserves(7)	(6,946)	(3,351)
Use of IMF Resources
Exceptional financing, net	—	—
Total financing	(6,946)	(3,351)
Memorandum item:
Current account balance (deficit) (as a % of GDP)	(2.1)	(0.1)
Public sector: bond trading in the secondary market (net)

(1)	Based on customs declarations, records of temporary admissions, free-trade zone imports, grants and other adjustments.
(2)	Based on a survey of tourists. Income from tourism represents the total expenditure by a tourist multiplied by the total number of tourists.
(3)	Includes freight services, passenger transportation and port expenses of ships and airplanes.
(4)	Includes interest payments.
(5)	Includes debt amortization payments.
(6)	Represents errors and omissions from double-entry accounting resulting from incomplete or overlapping coverage, different prices and incomplete times of recording and conversion practices.
(7)	Refers to changes in reserve used to finance balance of payments and corresponds to net international reserves excluding the use of IMF resources.
(8)	Preliminary data.

Source: Central Bank.

Current Account

During the nine-month period ended September 30, 2020, the current account registered a deficit of U.S.$0.2 billion (or 0.1% of GDP), being less than the deficit of U.S.$ 3.5 billion (or 2.1% of GDP) during the comparable period in 2019. This was due to the impact of COVID-19 crisis on local activity and domestic demand, which mainly resulted in lower profits from companies with foreign direct investment in the country and lower import of goods.

Trade Balance

During the nine-month period ended September 30, 2020, the trade balance registered a surplus of U.S.$3.7 billion, a figure that was lower than that obtained for the comparable period in 2019, which was a surplus of U.S.$4.3 billion. In the nine-month period ended September 30, 2020, Peru’s exports consisted primarily of exports of:

•

traditional mineral exports, such as gold, silver, copper, zinc and lead, valued at U.S.$16.6 billion during the nine-month period ended September 30, 2020, representing 59.3% of total exports while for the comparable period in 2019, this was valued at U.S.$20.6 billion (58.9% of total exports);

•

petroleum and derivative products, valued at U.S.$1.0 billion during the nine-month period ended September 30, 2020, representing 3.6% of total exports, while for the comparable period in 2019, these were valued at U.S.$2.2 billion (6.3% of total exports);

•

traditional fishing exports, such as fishmeal and fish oil, valued at U.S.$1.3 billion during the nine-month period ended September 30, 2020, representing 4.7% of total exports, while for the comparable period in 2019, this was valued at U.S.$1.6 billion (4.5% of total exports);

•

non-traditional agriculture and livestock exports valued at U.S.$4.5 billion during the nine-month period ended September 30, 2020, representing 15.9% of total exports, while for the comparable period in 2019, these were valued at U.S.$4.3 billion (12.4% of total exports); and

•

non-traditional textile exports, such as textile fibers and cloth, valued at U.S.$0.7 billion during the nine-month period ended September 30, 2020, representing 2.4% of total exports, while for the comparable period in 2019, this was valued at U.S.$1.0 billion (2.9% of total exports).

The following tables provide further information on exports for the periods presented.

Exports(1)

(in millions of U.S. dollars, at current prices)

	For the Nine Months Ended September 30,
	2019(1)	2020(1)
Traditional:
Fishing	1,586	1,307
Agricultural	473	418
Mineral	20,609	16,641
Petroleum and natural gas	2,208	1,020

Total traditional	24,876	19,386
Non-traditional:
Agriculture and livestock	4,322	4,472
Fishing	1,233	881
Textiles	1,022	684
Timbers and papers, and manufactures	244	174
Chemical	1,207	1,063
Non-metallic minerals	468	314
Basic metal industries and jewelry	966	609
Fabricated metal products and machinery	421	316
Other products(2)	93	62

Total non-traditional	9,977	8,574
Other products(3)	122	88

Total exports	34,975	28,049

(1)	Preliminary data.
(2)	Includes leather and handcrafts.
(3)	Includes the sale of fuel and food to foreign vessels and the repair of foreign vessels.

Source: Central Bank.

Exports(1)

(as a percentage of total exports, at current prices)

	For the Nine Months Ended September 30,
	2019(1)	2020(1)
Traditional:
Fishing	4.5	4.7
Agricultural	1.4	1.5
Mineral	58.9	59.3
Petroleum and natural gas	6.3	3.6

Total traditional	71.1	69.1
Non-traditional:
Agriculture and livestock	12.4	15.9
Fishing	3.5	3.1
Textiles	2.9	2.4
Timbers and papers, and manufactures	0.7	0.6
Chemical	3.5	3.8
Non-metallic minerals	1.3	1.1
Basic metal industries and jewelry	2.8	2.2
Fabricated metal products and machinery	1.2	1.1
Other products(2)	0.3	0.2

Total non-traditional	28.5	30.6
Other products(3)	0.3	0.3

Total exports	100.0	100.0

(1)	Preliminary data.
(2)	Includes leather and handcrafts.
(3)	Includes the sale of fuel and food to foreign vessels and the repair of foreign vessels.

Source: Central Bank.

In the nine-month period ended September 30, 2020, Peru’s imports consisted primarily of imports of:

•

intermediate goods, such as fuels and raw materials for agricultural and industrial production, valued at U.S.$11.0 billion during the nine-month period ended September 30, 2020, representing 44.9% of total imports for such period, and valued at U.S.$14.4 billion in the comparable period in 2019, representing 46.9% of total imports for such period;

•

capital goods, such as transportation and building equipment, valued at U.S.$7.2 billion in the nine-month period ended September 30, 2020, representing 29.5% of total imports for such period, and valued at U.S.$9.1 billion in the comparable period in 2019, representing 29.7% of total imports for such period; and

•

consumer goods valued at U.S.$6.2 billion in the nine-month period ended September 30, 2020, representing 25.3% of total imports for such period, and valued at U.S.$7.1 billion in the comparable period in 2019, representing 23.2% of total imports for such period.

The following tables provide further information regarding imports for the periods presented.

Imports

(in millions of U.S. dollars, at current prices)

	For the Nine Months Ended September 30,
	2019(1)	2020(1)
Consumer goods:
Durable goods	3,081	2,168
Non-durable goods	4,034	4,006

Total consumer goods	7,115	6,173
Intermediate goods:
Petroleum products, lubricants	4,212	2,119
Raw materials for agriculture	1,088	1,101
Raw materials for manufacturing	9,110	7,737

Total intermediate goods	14,409	10,958
Capital goods:
Construction materials	982	761
For agriculture	113	102
For manufacturing	5,776	4,925
Transportation equipment	2,248	1,416

Total capital goods	9,119	7,204
Other(2)	78	55

Total imports	30,722	24,389

Memorandum items:
Temporal admission imports(3)	330	326
Imports into free trade zone(4)	156	101

(1)	Preliminary data.
(2)	Includes the donation of goods, the purchase of fuels and Peruvian foodstuffs and the repair of capital goods in the exterior such as other goods not falling into any one of the classifications used.
(3)	Imports that must be processed and exported within a definite period of time and are not subject to tariffs.
(4)	Imports through the Tacna Special Processing Area, which is primarily dedicated to the assembly of motor vehicles. Peru has five free trade zones, but only the Tacna zone is economically active.

Source: Central Bank.

Imports

(as a percentage of total imports, at current prices)

	For the Nine Months Ended September 30,
	2019(1)	2020(1)
Consumer goods:
Durable goods	10.0	8.9
Non-durable goods	13.1	16.4

Total consumer goods	23.2	25.3
Intermediate goods:
Petroleum products, lubricants	13.7	8.7
Raw materials for agriculture	3.5	4.5
Raw materials for manufacturing	29.7	31.7

Total intermediate goods	46.9	44.9
Capital goods:
Construction materials	3.2	3.1
For agriculture	0.4	0.4
For manufacturing	18.8	20.2
Transportation equipment	7.3	5.8

Total capital goods	29.7	29.5
Other (2)	0.3	0.2

Total imports	100.0	100.0

Memorandum items:
Temporal admission imports(3)	1.1	1.3
Imports into free trade zone(4)	0.5	0.4

(1)	Preliminary data.
(2)	Includes the donation of goods, the purchase of fuels and Peruvian foodstuffs and the repair of capital goods in the exterior such as other goods not falling into any one of the classifications used.
(3)	Imports that must be processed and exported within a definite period of time and are not subject to tariffs.
(4)

Imports through the Tacna Special Processing Area, which is primarily dedicated to the assembly of motor vehicles. Peru has five free trade zones, but only the Tacna Special Processing Area is economically active.

Source: Central Bank.

Capital Account

The capital account reflects foreign direct investment and monetary flows into and out of a nation’s financial markets.

In the nine-month period ended September 30, 2020, the capital account balance decreased to U.S.$7.9 billion compared to U.S.$10.5 billion recorded for the comparable period in 2019, reflecting an outflow of short-term capital, in a situation of lower internal investment and uncertainty due to the COVID-19 crisis. In this sense, the flow of net foreign direct investment decreased due to the higher payment of loans to parent companies and lower capital contributions. Net portfolio investment fell due to lower net sales of foreign assets by the AFPs. Also, there were higher amortizations of long and short-term loans, mainly from the banking sector.

Geographic Distribution of Imports

(as a percentage of total exports, at current prices)

	For the Nine Months Ended September 30,
	2019	2020
United States	19.7	17.5
Canada	1.7	2.3
Mexico	4.3	4.3
Total North America	25.7	24.1
Brazil	5.8	5.1
Colombia	3.2	3.1
Chile	4.0	4.0
Venezuela	0.0	0.0
Other	9.4	8.4
Total Latin America	22.4	20.7
United Kingdom	0.5	0.5
Switzerland	0.4	0.3

	For the Nine Months Ended September 30,
	2019	2020
Germany	2.8	3.0
Spain	2.3	1.6
Other	6.9	7.1
Total Europe	12.9	12.5
Japan	2.5	1.8
China	23.7	29.4
Others	10.8	10.2
Total Asia	37.0	41.4
Africa and Others	2.0	1.4
Total Imports	100.0	100.0

The Monetary System

Monetary Policy

In the year ended December 31, 2020, the rate of inflation was 1.97%, compared to 1.9% in the year ended December 31, 2019. The inflation rate for the nine-month period ended September 30, 2020 was 1.82% (which was within the Central Bank’s target annual inflation rate for the period, set between 1% and 3%) compared to the 1.85% inflation rate recorded for the comparable period in 2019.

During 2020, the Central Bank reduced the reference interest rate to 0.25% in April 2020.

Liquidity and Credit Aggregates

The following table presents the monetary base and international reserves as of the dates shown.

Monetary Base and Central Bank’s International Reserves

(in millions of U.S. dollars, at current prices)

	As of September 30,
	2019	2020
Currency in circulation and cash in vaults at banks	16,978	21,187
Deposit at the Central Bank	509	610

Monetary base	17,487	21,797
Gross international reserves	67,893	72,428
Net international reserves	67,860	72,354

Source: Central Bank.

Net international reserves increased from approximately U.S.$67.9 billion as of September 30, 2019 to approximately U.S.$72.3 billion as of September 30, 2020. In the year ended December 31, 2020, the Central Banks’ net international reserves reached U.S.$74.7 billion, which reflected an U.S.$6.4 billion (or 9.4%) increase from 2019. This net international reserves level is equal to 37% of the GDP, greater than 30% of the GDP in 2019.

Liquidity and Credit

(in millions of U.S. dollars, at current prices)

	As of September 30,
	2019	2020
Monetary aggregates	(in millions of U.S. dollars at current prices)
Currency in circulation	14,420	18,448
M1	27,818	38,598
M2	64,283	85,528
M3	96,049	115,799
Credit by sector(1)
Public sector (net)(2)	(19,763)	(13,865)
Private sector	96,383	104,706

Total credit aggregates	76,620	90,841

Deposits
Local currency(3)	49,981	63,909
Foreign currency(4)	29,771	31,379

Total deposits	79,752	95,288

(1)	Includes securities offerings and cash advances from checking accounts of depository corporations.
(2)	Net claims on public sector of depository corporations.
(3)	Includes sight deposits, savings deposits and time deposits in domestic currency of depository corporations.
(4)	Includes demand deposits, savings deposits and time deposits in foreign currency of depository corporations.

Source: Central Bank.

Public Sector Finances

Non-Financial Public Sector

Peru’s non-financial public sector consists of:

•	the Government;

•	the Government’s various decentralized administrative and regulatory agencies, such as:

•	ESSALUD; and

•	the National Superintendence for Tax Administration, or SUNAT;

•	the local governments; and

•	non-financial state-owned enterprises, such as Petroperu; and Empresa de Electricidad del Perú S.A., or Electroperu.

For the nine-month period ended September 30, 2020, the non-financial public sector deficit was U.S.$8.3 billion (or 5.8% of GDP), compared to a surplus in excess of U.S.$0.7 billion (or 0.4% of GDP), recorded for the comparable period in 2019.

This evolution is explained by higher non-financial expenditures (3.4% of GDP) and lower current income of the general government (1.7% of GDP), effects that were reinforced by the higher primary deficit of public companies (0.6% of GDP).

The current revenues of the general government contracted due to both lower tax revenues, which decreased by 1.1 percentage points of GDP, and non-tax revenues, which decreased by 0.6 percentage points of GDP. As a percentage of GDP, current income went from 20.2% to 18.5% between the first nine months of 2019 and the first nine months of 2020. The reduction in income mainly reflected the contraction in economic activity and the use of tax tools, basically postponements of tax payments, to provide tax relief to help mitigate the effects of COVID-19.

The fiscal deficit for 2020 stood at 8.9% of GDP, the highest level since 1990. This result was due to both the temporary spending and income measures to face the COVID-19 pandemic and the lower level of economic activity.

The following tables provide information on the non-financial public sector accounts for the periods presented.

Consolidated Accounts of the Non-Financial Public Sector (NFPS)(1)(2)

(in millions of U.S. dollars, at current prices)

	For the Nine Months Ended September 30,
	2019	2020
Primary balance (deficit):
Primary NFPS	3,521	(5,295)
Interest payments:
Total interest payments	2,849	2,987

Overall NFPS	673	(8,282)
Financing:
External	1,053	5,648
Domestic	(1,740)	2,629
Privatization	14	4

Total financing	(673)	8,282

(1)	Includes the operations of the Government and non-financial public institutions but excludes the operations of financial public institutions.
(2)	Preliminary data.

Source: Central Bank.

Consolidated Accounts of the Non-Financial Public Sector (NFPS)(1)(2)

(as a percentage of GDP, at current prices)

	For the Nine Months Ended September 30,
	2019	2020
Primary balance (deficit):
Primary NFPS	2.1	(3.7)
Interest payments:
Total interest payments	1.7	2.1

Overall NFPS	0.4	(5.8)
Financing:
External	0.6	3.9
Domestic	(1.0)	1.8
Privatization	—	—

Total financing	(0.4)	5.8

(1)	Includes the operations of the Government and non-financial public institutions but excludes the operations of financial public institutions.
(2)	Preliminary data.

Source: Central Bank.

Central Government

Peru’s central government comprises the Executive branch, including its ministries and other centralized agencies.

The central government derives its revenues primarily from:

•	tax collections;

•	import tariffs;

•	non-tax revenues, such as fees, interest income and royalties from mining and hydrocarbon production; and

•	dividends from state-owned companies.

In the year ended December 31, 2020, central government revenue decreased by 16.8%, compared to an increase of 6.5% increase in the year ended December 31, 2019. In the year ended December 31, 2020, central government expenditure increased by 20.8%, compared to an increase of 7.2% in the year ended December 31, 2019. For the nine-month period ended September 30, 2020, total government revenues were U.S.$22.0 billion (or 15.3% of GDP), compared to U.S.$ 29.1 billion (or 17.1% of GDP) for the same period in 2019.

Government expenditures consist primarily of:

•	wages of public sector employees;

•	transfers to public sector entities;

•	interest payments on debt;

•	public investments in infrastructure; and

•	pension expenditures.

For the nine-month period ended September 30, 2020, total Government expenditures were U.S.$30.3 billion (or 21.1% of GDP), compared to the U.S.$27.5 billion (or 16.2% of GDP), for the comparable period in 2019. For the nine-month period ended September 30, 2020, the primary deficit was U.S.$11.1 billion (or 7.7% of GDP), compared to a U.S.$1.1 billion deficit (or 0.6% of GDP), for the comparable period in 2019.

The following tables provide information regarding government accounts for the periods presented.

Central Government Accounts(1)(2)

(in millions of U.S. dollars, at current prices)

	For the Nine Months Ended September 30,
	2019	2020
Fiscal revenue:
Current revenue:
Tax revenue:
Income tax	10,250	8,485
Taxes on goods and services	15,993	12,582
General sales tax	14,167	11,209
Excise taxes	1,826	1,373
Import tariffs	316	236
Other taxes	(1,708)	(1,918)

Total tax revenue	24,851	19,384
Non-tax revenue(3)	3,878	2,583

Total current revenue	28,730	21,968
Capital revenue	360	69

Total fiscal revenue	29,090	22,037
Expenditures:
Current non-financial expenditures:
Wages and salaries	8,619	8,750
Goods and services	5,955	5,689
Current transfers	7,203	11,323

Total current non-financial expenditures	21,777	25,762
Capital expenditures:
Fixed investment	3,069	2,043
Other	2,679	2,503

Total capital expenditures	5,748	4,545

Total expenditures	27,525	30,307
Fiscal balance:
Primary fiscal balance	1,565	(8,270)
Interest	2,660	2,836

Overall fiscal balance	(1,095)	(11,107)
Financing:
Foreign financing	423	5,100
Domestic financing	659	6,003
Privatization	14	4

Total financing	1,095	11,107

(1)	Includes the operations of the Government and non-financial public institutions but excludes the operations of financial public institutions.
(2)	Preliminary data.
(3)	Includes transfers from state-owned enterprises and royalties from petroleum companies.

Source: Central Bank.

Central Government Accounts(1)(2)

(as a percentage of GDP, at current prices)

	For the Nine Months Ended September 30,
	2019	2020
Fiscal revenue:
Current revenue:
Tax revenue:
Income tax	6.0	5.9
Taxes on goods and services	9.4	8.8
General sales tax	8.3	7.8
Excise taxes	1.1	1.0
Import tariffs	0.2	0.2
Other taxes	(1.0)	(1.3)

Total tax revenue	14.6	13.5

	For the Nine Months Ended September 30,
	2019	2020
Non-tax revenue(3)	2.3	1.8

Total current revenue	16.9	15.3
Capital revenue	0.2	0.0

Total fiscal revenue	17.1	15.3
Expenditures:
Current non-financial expenditures:
Wages and salaries	5.1	6.1
Goods and services	3.5	4.0
Current transfers	4.2	7.9

Total current non-financial expenditures	12.8	17.9
Capital expenditures:
Fixed investment	1.8	1.4
Other	1.6	1.7
Total capital expenditures	3.4	3.2

Total expenditures	16.2	21.1
Fiscal balance:
Primary fiscal balance	0.9	(5.8)
Interest	1.6	2.0

Overall fiscal balance	(0.6)	(7.7)
Financing:
Foreign financing	0.2	3.5
Domestic financing	0.4	4.2
Privatization	—	—

Total financing	0.6	7.7

(1)	Includes the operations of the Government and non-financial public institutions but excludes the operations of financial public institutions.
(2)	Preliminary data.
(3)	Includes transfers from state-owned enterprises and royalties from petroleum companies.

Source: Central Bank.

Tax Regime

All government taxes in Peru are collected by the SUNAT. SUNAT’s budget is determined primarily through a percentage-based funding mechanism that provides the agency with 1.6% of its domestic tax collections and with 1.5% of import tariffs.

The following table presents the composition of Peru’s tax revenues for the periods presented.

Tax Revenue of Peru (Central Government)(1)

(as a percentage of total tax revenue)

	For the Nine Months Ended September 30,
	2019	2020
Income tax:
Individual	12.8	14.2
Corporate	21.3	23.3
Clearing	7.1	6.3

Total income tax	41.2	43.8
Taxes on goods and services:
Value-added tax	57.0	57.8
Excise tax:
Fuel tax	2.9	2.9
Other	4.5	4.1

Total excise tax	7.3	7.1

Total taxes on goods and services	64.3	64.9

Import tariffs	1.3	1.2
Other taxes	9.9	8.5
Tax refund	(16.7)	(18.4)

Total tax revenue	100.0	100.0

(1)	Reflects adjustments to reconcile estimated income tax withheld with actual income tax liabilities.

Source: Central Bank.

The 2021 Budget

The 2021 budget was approved by Congress of the Republic of Peru on November 30, 2020 through Law N° 31084. The following table summarizes the principal assumptions on which the 2021 budget is based.

Principal Budgetary Assumptions for 2021

Real GDP growth	10.0%
(Cumulative) inflation	2.0%
Average exchange rate	S/3.46 per U.S. dollar

Source: Ministry of Economy and Finance.

Based on these assumptions, the 2021 budget includes the following:

•	fiscal revenues of S/ 99.5 billion, or approximately U.S.$28.1 billion;

•	public expenditures of S/ 146.4 billion, or approximately U.S.$41.3 billion; and

•	an overall non-financial public sector deficit of S/47.5 billion, or approximately U.S.$13.4 billion, or 6.2% of projected 2021 GDP.

The following table sets forth the budgeted expenditures for 2021 budget:

	National Government	Regional Governments	Local Governments	Total
	(in millions of soles)
Current expenditures	83,018	25,378	12,293	120,689
Capital investments	30,795	7,362	8,216	46,373
Debt services	15,231	352	384	15,967

Total expenditures	129,044	33,093	20,894	183,030

Source: Central Bank and Ministry of Economy and Finance.

The following table sets forth the assumed sources of revenue for purposes of the 2021 budget:

Sources of Revenue	Amount
(in millions of soles)
Tax revenue	99,541
Administrative and governmental fees	12,519
Third-party credit sources	47,651
Donations and transfers	476
Other (1)	22,842

Total	183,030

(1)	Includes revenue from mining rights, concession fees, and related items.

Source: Central Bank and Ministry of Economy and Finance.

Public Sector Debt

Peru’s total public sector debt consists of foreign currency-denominated debt and sol-denominated debt. Peru’s total public external debt consists of loans from foreign creditors to the Government, the Central Bank and public sector entities as well as bonds issued in the international capital markets.

As of September 30, 2020, 57.0% of total public debt was denominated in Soles. In the year ended December 31, 2020, the share of dollars in the debt aggregate has increased with respect to the previous year due to the issuance made in the international markets in April and December 2020. However, the largest debt share continues to be in Soles representing 53.3%.

External Debt

As of September 30, 2020, public sector external debt totaled U.S.$27.9 billion, or 13.6% of GDP, compared to U.S.$22.4 billion, or 9.8% of GDP, as of September 30, 2019. As of December 31, 2020, the public sector external debt totaled U.S.$32.5 billion (or 15.9% of the GDP) compared to U.S.$22.6 billion (or 9.8% of the GDP) as of December 31, 2019. In the year ended December 31, 2020, in nominal terms, public sector external debt outstanding increased by 43.9% compared to a decrease of 1.8% in the year ended December 31, 2019.

The following tables provide further information on public sector external debt as of the dates presented.

Public Sector External Debt

(in millions of U.S. dollars, except for percentages)

	As of September 30,
	2019	2020
Public sector external debt	22,405	27,857
Total public sector external debt as % of GDP(1)	9.8	13.6
Total public sector external debt as % of total exports(1)	47.2	68.3

(1)	Peru does not include IMF credit use in reports of total public sector external debt. Debt ratios are calculated on the basis of Peru’s total official non-reserve liabilities.

Source: Central Bank and Ministry of Economy and Finance.

Public Sector External Debt, Net of Reserves

(in millions of U.S. dollars, at current prices)

	As of September 30,
	2019	2020
Public sector external debt(1)	(22,405)	(27,857)
Gross international reserves of the Central Bank	67,893	72,428

Reserves, net of public sector external debt	45,488	44,570

(1)	Peru does not include IMF credit use in reports of total public sector external debt.

Source: Central Bank and Ministry of Economy and Finance.

Peru’s credit ratings are as follows as of February 2021:

•	Standard & Poor’s: long term foreign currency credit rating of BBB+ (Outlook Stable);

•	Moody’s: long term foreign currency bonds rating of A3 (Outlook Stable); and

•	Fitch: long term issuer default rating of BBB+ (Outlook Negative);

In November 2020, Peru consummated a new issuance of three tranches of U.S. Dollar-Denominated Global Bonds for a total of U.S.$4,000,000,000 in principal amount, which consisted of 1.862% U.S. Dollar-Denominated Global Bonds due 2032, 2.780% U.S. Dollar-Denominated Global Bonds due 2060 and 3.230% U.S. Dollar-Denominated Global Bonds due 2121.

The following table provides information on capital flows from multilateral lenders for the periods presented.

Capital Flows from Multilateral Lenders

(in millions of U.S. dollars)

	As of September 30,
	2019	2020
World Bank:
Disbursements minus principal amortizations	106.5	1,852.7
Disbursements minus principal, interest and commissions	78.8	1,824.5
IADB:
Disbursements minus principal amortizations	(44.3)	376.4
Disbursements minus principal, interest and commissions	(86.7)	353.3

Source: Ministry of Economy (General Bureau of Public Debt and Treasury).

The following tables summarize public sector external debt by creditor for the periods indicated.

Public Sector External Debt by Creditor(1)

(in millions of U.S. dollars, at current prices)

	As of September 30,
	2019	2020
Official creditors:
Multilateral debt:
IADB	1,205	1,544
World Bank	1,251	3,417
IFAD(2)	44	50
IMF	—	—
OPEC(3)	—	—
CAF	1,176	1,030
Other	—	—

Total multilateral debt	3,675	6,040

Bilateral debt:
Paris Club	690	796
United States (Paris Club)	26	24
Latin America	—	—
Eastern Europe countries and China	—	—
Japan (Paris Club)	468	398
Other countries	—	—

Total bilateral debt	1,184	1,218
Total official debt	4,859	7,259

Private creditors:
Banking	1,332	1,367

	As of September 30,
	2019	2020
Suppliers	3	—

Total private sector debt	1,336	1,367

Bonds:
Brady bonds and Global Bonds	16,210	19,232

Total bonds	16,210	19,232

Total public sector external debt	22,405	27,857

(1)	Medium- and long-term debt, excluding IMF financing.
(2)	International Fund for Agricultural Development
(3)	Organization of Petroleum Exporting Countries

Source: Ministry of Economy and Finance (Office of Public Credit).

Public Sector External Debt by Creditor(1)

(as a percentage of total public sector external debt)

	As of September 30,
	2019	2020
Official creditors:
Multilateral debt:
IADB	5.4	5.5
World Bank	5.6	12.3
IFAD(2)	0.2	0.2
IMF	—	—
OPEC(3)	—	—
CAF	5.2	3.7
Other	—	—

Total multilateral debt	16.4	21.7
Bilateral debt:
Paris Club	3.1	2.9
Unites States (Paris Club)	0.1	0.1
Latin America	—	—
Eastern Europe countries and China	—	—
Japan (Paris Club)	2.1	1.4
Other countries	—	—

Total bilateral debt	5.3	4.4
Total official debt	21.7	26.1

Private creditors:
Banking	5.9	4.9

Suppliers	—	—

Total private sector debt	6.0	4.9

Bonds:
Brady bonds and Global Bonds	72.3	69.0

Total bonds	72.3	69.0

Total public sector debt	100.0	100.0

(1)	Medium- and long-term debt, excluding IMF financing
(2)	International Fund for Agricultural Development
(3)	Organization of Petroleum Exporting Countries

Source: Ministry of Economy and Finance (Office of Public Credit).

Public Sector External Debt Structure by Maturity Term

(in millions of U.S. dollars and as a percentage of total public sector external debt)(1)

	As of September 30,
	2019	2020
Short-term debt	33	74
Medium- and long-term debt	22,405	27,857

Total	22,438	27,931
Short-term debt (as a % of total public sector external debt)	0.1	0.3
Medium- and long-term debt (as a % of total public sector external debt)	99.9	99.7

(1)	Includes Central Bank debt.

Source: Central Bank and Ministry of Economy and Finance.

The following table provides public sector external debt by currency as of September 30, 2020.

Summary of Public Sector External Debt by Currency(1)

(in millions of U.S. dollars, except for percentages)

	As of September 30, 2020 (2)
	U.S.$	%
Currency
U.S. dollar	23,586	84.7
Japanese yen	488	1.8
Special Drawing Rights (Derechos Especiales de Giro (DEG))	50	0.2
Euro	3,316	11.9
Swiss franc	—	—
Soles(3)	417	1.5

Total	27,857	100.0

(1)	Includes outstanding loans due by Corporación Fianciera de Desarrollo S.A. (COFIDE) that are not guaranteed by Peru.
(2)	Exchange rate as of September 30, 2020.
(3)	IADB loans converted to Soles.

Source: Ministry of Economy and Finance (Office of Public Credit).

The following table provides information regarding Peru’s public sector external debt service as of the dates presented.

Public Sector External Debt Service(1)

(in millions of U.S. dollars, except for percentages)

	As of September 30,
	2019	2020
Interest payments	858	799
Amortization	1,792	242

Total public sector external debt service	2,650	1,041
As % of total exports(2)	6.2	3.2
As % of total exports and workers’ remittances	5.9	3.0
As % of GDP	1.6	0.7
As % of total fiscal revenue	9.1	4.7

(1)	Medium-and long-term debt service; excludes Central Bank debt and excludes extraordinary financing and refinancing.
(2)	Includes exports of goods and services and investment income.

Source: Central Bank and Ministry of Economy and Finance.

As of September 30, 2020, interest and amortization payments on public sector external debt was U.S.$1,041 million, or 0.7% of GDP. In this period, Peru paid U.S.$168 million to international organizations, U.S.$115 million to Paris Club creditors, U.S.$675 million to holders of sovereign bonds, and U.S.$29 million to other creditors.

Domestic Debt

In year ended December 31, 2020, sovereign bonds were issued in the domestic market for a nominal value of S/2,892 million. The instrument most in demand by the number of auction participants was the Sovereign Bond 12FEB2029E, followed by the Sovereign Bond 12AGO2034. As of February 17, 2021, sovereign bonds were issued for a nominal value of S/1,800 million, through four auctions, notably the Sovereign Bond 12AGO2028 followed by the Sovereign Bond 12FEB2029E.

As of January 31, 2021, non-resident investors continue to hold the largest share of sovereign bond holding stock registering 51.69%, followed by banks and pension funds with 21.77% and 16.24% respectively.

The following table provides total public sector domestic debt, excluding intra-governmental debt, as of the dates presented.

Total Public Sector Domestic Debt

(in millions of U.S. dollars, at current prices)

	As of September 30,
	2019	2020
Long-term debt:
Banco de la Nación	178	121
Treasury bonds	35,586	35,253
Other	—	—

Total long-term debt	35,764	35,374

Short-term debt	708	851

Total	36,472	36,225

Total public sector domestic debt as % of GDP	16.0	17.7

Source: Central Bank.

The following table provides a list of Peru’s outstanding domestic public sector bonds as of the dates presented.

Public Sector Domestic Bonds(1)

(in millions of U.S. dollars, at current prices)

	Principal Amount Outstanding as of September 30,
	2019	2020
Central Bank capitalization bonds	116	—
Financial system support bonds	—	—
Debt exchange bonds	87	82
Pension recognition bonds	1,328	1,109
Sovereign bonds	34,053	34,062
Other bonds	—	—

Total	35,586	35,253

(1)	Excludes intra-governmental debt issued in the form of bonds.

Source: Central Bank.